UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DOVER MOTORSPORTS, INC.

(Name of Subject Company)

DOVER MOTORSPORTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number of Common Stock)

Denis McGlynn

President and CEO

Dover Motorsports, Inc.

1131 N. DuPont Highway

Dover, DE 19901

(Address of registrant’s principal executive office)

(302) 883-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc A. Leaf, Esq.

Joseph L. Seiler III, Esq.

Faegre Drinker Biddle and Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

(212) 248-3140

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as Amended by Amendment No. 1, filed on December 1, 2021 and Amendment No. 2, filed on December 13, 2021 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Dover Motorsports, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 23, 2021, relating to the tender offer on Tender Offer Statement on Schedule TO filed on November 23, 2021 (as amended and supplemented by Amendment No. 1 filed on December 1, 2021, Amendment No. 2 filed on December 13, 2021, Amendment No. 3 on December 14, 2021 and Amendment No. 4 filed on December 22, 2021) (the “Schedule TO”) by Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC (“Speedway”), a Delaware limited liability company and an indirect wholly owned subsidiary of Sonic Financial Corporation (“SFC”), a North Carolina corporation for any and all of the outstanding shares of (i) common stock, par value $0.10 per share (“Common Stock”), and (ii) class A common stock, par value $0.10 per share (“Class A Stock”, and together with the Common Stock, the “Shares”) of the Company, at a price of $3.61 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 8. Other Information.

By adding under a new section titled “(h) Expiration of the Offering Period” before the heading “Forward-Looking Statements” on page 31 of the Schedule 14D-9, the following paragraphs:

The Offer and withdrawal rights expired as scheduled one minute following 11:59 p.m. (12:00 midnight) New York City time, on Tuesday, December 21, 2021. Purchaser was advised by the American Stock Transfer & Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”) that as of the Expiration Time, a total of 32,932,500 Shares, including 18,466,739 Class A Common shares (but excluding Shares with respect to which Notices of Guaranteed Delivery were received by the Depositary, but which Shares such Notices of Guaranteed Delivery represent were not yet delivered to the Depositary) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.5% of the outstanding Shares as of the Expiration Time. In addition, Notices of Guaranteed Delivery have been delivered with respect to 297,952 Shares, representing approximately 0.8% of the outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the Dover stockholders pursuant to Section 251(h) of the DGCL. Accordingly, the Company expects to consummate the Merger on Wednesday, December 22, 2021 pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, in the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Dover as treasury stock, (ii) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer, or (iii) held by Dover’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. Following the Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

On Wednesday, December 22, 2021, the Company and Speedway issued a joint press release relating to the expiration and results of the Offer and the expected consummation of the Merger. The full text of the joint press release is attached as Exhibit (a)(5)(c) hereto.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following Exhibit as Exhibit (a)(5)(c):

Joint press release issued by Speedway Motorsports, LLC and Dover Motorsports, Inc., dated December 22, 2021 (incorporated by reference from Exhibit (a)(5)(B) to Amendment No. 4 to the Schedule TO filed on December 22, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2021	DOVER MOTORSPORTS, INC.

	By:	/s/ Denis McGlynn
	Name:	Denis McGlynn
	Title:	President and Chief Executive Officer